STEUBEN TRUST COMPANY

Telephone 607.324.9530
Fax 607.324.9532
E-mail brenda.copeland@steubentrust.com

Brenda L. Copeland, President and CEO

December 22, 2015

David A. Shults, Attorney
Shults and Shults
9 Seneca Street
Hornell, NY 14843

Eric Shults, Attorney
Shults and Shults
9 Seneca Street
Hornell, NY 14843

Dear David and Eric:

Thank you for providing legal services for Steuben Trust Company and Corporation this past year. Based upon the Board of Directors' resolution and further motion, the retainer for the period December 2015 through April 2016 will be $3,333.33 per month. The retainer fee per board approval is also with the understanding that malpractice insurance for not less than $2 million is maintained. As you know, these services would be independent, unbiased, and free from conflicts of interest. Where your firm represents common parties in a transaction(s), please so advise the bank so independent counsel can be retained. Additionally, please recuse yourselves from participation in decisions at the Bank (Company) involving matters where your firm has a client interest and/or conflict of interest. The areas to be covered by the annual retainer fee are detailed in the attachment to this letter.

This agreement further incorporates the attached document "Protocol to Protect Steuben Trust Corporation and Shults and Shults From the Risk of Conflict of Interest", adopted by the Steuben Trust Company/Corporation Board of Directors on December 17, 2015.

When your firm represents the bank in litigation or bankruptcy matters, foreclosure proceedings, or other extraordinary matters, which may require extensive research or representation in court appearances, separate fees will be submitted and paid. If you feel a matter has been referred to you which is outside the retainer fee, we request you identify to us, in writing, prior to beginning work on the project, that in your opinion, there will be a separate fee charged to the bank in regard to this matter and approximate cost at your standard rate. This will alert our officers the bank may be incurring additional legal expense on a matter not covered by the retainer fee. It will also give our executive management an opportunity to review the matter to assure ourselves the additional fee is acceptable for the particular situation.

In addition, any fee that exceeds $10,000 per occurrence, or $30,000 aggregate for the year, will require advance approval by management and the board.

We would appreciate it if you would review this cover letter, the attached retainer fee letter agreement, and addendum "Protocol" as soon as possible. If you concur with this agreement in its entirety, please sign and date below. Thank you.

Sincerely,

STEUBEN TRUST COMPANY and CORPORATION

Brenda L. Copeland
Brenda L. Copeland,
President & CEO

BLC:mh

Enclosure

We hereby agree to the terms of this letter.

David A. Shults — Date 12/28/15

Eric Shults — Date 12-28-15

AREAS COVERED BY ANNUAL RETAINER FEE
SHULTS AND SHULTS/STEUBEN TRUST COMPANY

1. Trust & Investment Services Department

- Review wills and trust agreements drawn by other attorneys and recommend to the trust department whether or it is acceptable for the bank to accept appointment as trustee and/or executor.
- Review other trusts and wills and supply legal opinion.
- Consultations in regard to application of current laws or regulations to various fiduciary relationships entered into by the bank as needed.
- Consultation and rendering legal opinion on trust matters as needed.
- Review third party agreements and/or contracts and advise whether or not they are acceptable.

2. Loan Department

- Prepare or review new loan documents for commercial, consumer, real estate and other type loans for proper legal structure before implementation including participation and other loan agreements as requested. Render timely legal opinion as required where title insurance is not obtained on commercial real estate loans.
- Provide loan department personnel with legal opinions and copies of current laws where required.
- Consult with loan staff on any environmental or other issues which may affect good title.

3. Operations Department

- Prepare or review and provide legal opinion on contracts and disclosure forms for deposit products for compliance with all regulations, as requested.
- Provide clarification on safe deposit box procedures.
- Provide guidance and legal opinions to bank personnel on questions concerning estate accounts, tax levies, restraining notices, executions, subpoenas, staff depositions, collections from other banks, court orders.
- Provide guidance and legal opinions to bank staff concerning the Uniform Commercial Code and any disagreements or forgeries or unauthorized endorsements. Render legal opinion as required regarding compliance with Uniform Commercial Code (UCC) pertaining to checks and deposits.
- Review and provide legal opinion on customer and vendor contracts not covered under other sections and provide legal opinions, as requested.

4. Human Resources Department

- Respond to required annual audits of 401(k) plan and defined benefit plan.
- Prepare and/or review change in control and employment agreements as requested.

5. Bank Investment Department

- Review bonds and notes issued by local municipalities, as requested.
- Consultation with investment personnel concerning types of documents required for various local municipal financing.

6. Executive Department

- Consultation with executive personnel and provide legal opinions and draft any changes concerning general banking laws, both state and federal as appropriate.
- Consultation with executive personnel and provide legal opinions and draft any changes concerning holding company and bank regulations which may include any SEC matters.
- Provide the bank with necessary letters as required by various regulatory agencies during examination of the bank and holding company.
- Provide necessary letters during external audits of the bank and holding company.
- Provide legal opinions on general banking matters.
- Prepare and/or review standard lease agreements for real estate owned or leased by the bank as requested.
- May review documents related to potential acquisition or dissolution.

7. Information Services Department

- Review and advise on agreements and contracts with specific vendors, as requested.
- Consultation on banking matters pertaining to data processing functions.

We hereby agree to the terms of this letter.

[signature] 12/28/15

David A. Shults | Date

[signature] 12-28-15

Eric Shults | Date

Retainer Agreement Addendum

Pursuant to the Interagency Guidelines Establishing Information Security Standards, additional provisions are required in all service provider contracts. In addition to maintaining the privacy and confidentiality of customer information as required under Reg P, Shults and Shults agrees to protect all customer information by:

1. Maintaining reasonable policies designed to detect, prevent, and mitigate the risk of identity theft in accordance with red flag rules.
2. Implementing appropriate measures designed to protect against unauthorized access to or use of customer information;
3. Notification to Steuben Trust Company if such security procedures have been compromised; and
4. Properly disposing of customer information.

[signature]	12/28/15
David A Shults	Date
[signature]	12-28-15
Eric Shults	Date

Protocol to Protect Steuben Trust Corporation and Shults and Shults From the Risk of Conflict of Interest

The relationship of Shults and Shults to Steuben Trust Corporation is both historic and important. In their respective roles as directors of the Bank and legal representatives of the Bank, Eric Shults and David Shults are unique. No other Bank director has a professional relationship with the Bank, and no one else with a professional relationship also serves on the Board. No audit or action of the Board has ever characterized the relationship as one that is conflicted. Nevertheless, it is prudent in our litigious era that steps should be taken to protect the reputations of both Shults and Shults and Steuben Trust.

To that end, the following agreement has been drafted. Its intent is to establish a simple and transparent protocol that assures parties such as bank clients that the legal work conducted by Shults and Shults on their behalf is in no way conflicted or compromised by their roles as directors. Concomitantly, the protocol seeks to assure shareholders, auditors, and regulators that Bank management enjoys genuine freedom of choice in selecting legal counsel and that as directors Eric Shults and David Shults never subordinate bank policy to the interests of their law firm.

Protocol

1. All bank clients represented by Shults and Shults shall be informed that Eric and David Shults served as Directors of the Bank.

2. Each February and October, the Audit Committee of the Board of Directors will review the list of bank clients represented by Shults and Shults. While the review need not be laborious, the Committee shall report to the Board of Directors any findings pertaining to the representation of Bank clients or of the Bank itself.

3. Each February and October, the Audit Committee shall conduct a review in order to assure the Board (or outside authorities) that Bank management is able, when necessary, to retain the services of law firms other than Shults and Shults if the best interests of the Bank require such a step.

E.S.